UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
CLS Holdings USA, Inc.

(Name of Issuer)
Common Stock
 (Title of Class of Securities)
12565J100
(CUSIP Number)
Jeffrey I. Binder
c/o CLS Holdings USA, Inc.
1435 Yarmouth Street
 Boulder, Colorado  80304
(888) 438-9132
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

March 12, 2018
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ .
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 12565J100	Page 2 of 4

1	NAMES OF REPORTING PERSONS Jeffrey I. Binder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF		8,593,527 (1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,593,527 (1)
WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,593,527 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)
Reflects (a) 8,473,527 shares owned by Mr. Binder; and (b) 120,000 shares issuable upon the conversion of a convertible promissory note issued to Mr. Binder.  Excludes shares issuable upon the conversion of interest accrued and accruing under the outstanding convertible promissory note issued to Mr. Binder.

(2)
Calculated on the basis of 48,602,972 shares of Common Stock, consisting of 48,482,972  shares outstanding as of April 2, 2018, as reported on the Company’s Form 10-Q for the quarter ended February 28, 2018 filed April 16, 2018, plus 120,000 shares issuable upon conversion of a convertible promissory note issued to Mr. Binder.

CUSIP No. 12565J100	Page 3 of 4

 This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the information provided in the Statement on Schedule 13D filed on June 5, 2017 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D filed on February 16, 2018 (“Amendment No. 1,” and together with the Original Schedule 13D, the “Schedule 13D”).  Except as otherwise specified in this Amendment No. 2, all items in the Schedule 13D remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.
ITEM 4.	PURPOSE OF TRANSACTIONS
Item 4 of Schedule 13D is hereby amended and supplemented by the addition of the following to the end of the first paragraph:
The purpose of the transactions reported in this Amendment No. 2 was to conserve the Company’s cash by accepting a note in lieu of cash compensation, to reduce the Company’s outstanding debt, and to increase Mr. Binder’s beneficial ownership by converting existing convertible loans into additional shares of Common Stock, which he plans to hold for investment purposes.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 of Schedule 13D is hereby amended and restated as follows:
 (a) and (b) Mr. Binder individually owns and exercises sole voting and dispositive power over 8,473,527 shares of Common Stock.  In addition, Mr. Binder may be deemed to be the beneficial owner of an additional 120,000 shares of Common Stock underlying a convertible note held by him.  Collectively, these shares represent approximately 17.7% of the outstanding shares of Common Stock of the Company, calculated on the basis of 48,602,972  shares of Common Stock, which consists of 48,482,972 shares outstanding as of April 2, 2018, as reported, plus 120,000 shares issuable upon conversion of a convertible promissory note owned by Mr. Binder.
(c)          On March 12, 2018, Mr. Binder converted notes with an aggregate principal amount of $464,698 and accrued interest in the amount of $507,756 into 1,624,819 shares of Common Stock.
On April 6, 2018, the Company issued a convertible promissory note to Mr. Binder in the amount of $37,500 (the “Note”), with respect to certain accrued but unpaid compensation payable to Mr. Binder. The Note is unsecured and bears interest at the rate of 10% per annum.  No payments are required until April 1, 2019, at which time all accrued interest becomes due and payable.  Principal will be paid in eight equal quarterly installments, together with interest accrued thereon, beginning on July 1, 2019.  The Note may be prepaid by the Company with no penalty at any time upon thirty days written notice.  Mr. Binder may, at any time prior to payment or prepayment in full, convert all principal and accrued interest thereunder, in whole or in part, into securities of the Company.  For each $0.3125 converted, Mr. Binder will receive one share of the Company’s common stock.
Mr. Binder did not effect any other transactions in any class of equity securities of the Company in the sixty days prior to the filing of this statement.
(d)          Inapplicable.
(e)          Inapplicable.

CUSIP No. 12565J100	Page 4 of 4

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2018
/s/ Jeffrey I. Binder
Jeffrey I. Binder